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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 8-B/A
                               (AMENDMENT NO. 5)

            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

 FILED PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        OCCIDENTAL PETROLEUM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                        95-4035997
    (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

        10889 WILSHIRE BOULEVARD
        LOS ANGELES, CALIFORNIA                                   90024
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                        (ZIP CODE)

                            ------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                 TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH
                 TO BE SO REGISTERED               EACH CLASS IS TO BE REGISTERED
                 -------------------               ------------------------------
             $3.00 Cumulative CXY-Indexed           New York Stock Exchange, Inc.
             Convertible Preferred Stock,
              par value $1.00 per share

        Common Stock, par value $.20 per share      New York Stock Exchange, Inc.
                                                 Pacific Stock Exchange Incorporated

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None

                            ------------------------


================================================================================

     Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), hereby amends Items 3 and 4 of its Form 8-B Registration of Securities of Certain Successor Issuers, dated June 26, 1986, as heretofore amended (the "Form 8-B"), to read in their entirety as follows:

ITEM 3. SECURITIES TO BE REGISTERED

     At September 30, 1995, the authorized capital stock of Occidental consisted of 500 million shares of common stock, par value $.20 per share (the "Common Stock"), and 50 million shares of preferred stock, par value $1.00 per share. At September 30, 1995, there were issued and outstanding 318,449,379 shares of Common Stock (exclusive of 36,213 shares held for the account of Occidental). Such Common Stock was registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), on the Form 8-B.

     Under Occidental's Restated Certificate of Incorporation, Occidental's Board of Directors is authorized, without further stockholder action, to provide for the issuance of shares of the preferred stock in one or more series, with such voting powers or without voting powers and with such designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. At September 30, 1995, Occidental had outstanding 11,388,340 shares of $3.00 Cumulative CXY-Indexed Convertible Preferred Stock (the "$3.00 Preferred Stock"), 11,500,000 shares of $3.875 Cumulative Convertible Preferred Stock (the "$3.875 Preferred Stock") and 3,606,484 shares of $3.875 Cumulative Convertible Voting Preferred Stock (the "$3.875 Voting Preferred Stock"). The $3.00 Preferred Stock was registered pursuant to Section 12(b) of the 1934 Act on the Form 8-A, dated January 20, 1994, of Occidental. The $3.875 Preferred Stock and the $3.875 Voting
Preferred Stock were issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, and have not been registered pursuant to Sections 12(b) or 12(g) of the 1934 Act. The descriptions of the $3.875 Preferred Stock and the $3.875 Voting Preferred Stock are included in Item 4 below solely because of the limiting effect of the rights, privileges and preferences of the $3.875 Preferred Stock and the $3.875 Voting Preferred Stock upon the rights of the $3.00 Preferred Stock and the Common Stock. Additionally, Occidental has reserved for issuance 5,000,000 shares of Series A Junior Participating Preferred Stock in connection with the Rights Agreement, dated as of October 17, 1986, between Occidental and Chemical Bank, as successor Rights Agent. See "Description of Rights" in Item 4 below.

ITEM 4. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The following descriptions summarize certain provisions of the Restated Certificate of Incorporation and By-laws of Occidental. Such descriptions are qualified in their entirety by reference to such Restated Certificate of Incorporation and By-laws.

     Unless otherwise indicated, all references in such descriptions to "United States Dollars", "$" and all similar references are to United States dollars, and all references in such descriptions to "Canadian Dollars", "Cdn.$" and all similar references are to Canadian dollars.

     The definitions set forth or incorporated by reference in each such description are applicable only to the particular description.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     After the holders of the $3.00 Cumulative CXY-Indexed Convertible Preferred Stock of Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), the $3.875 Cumulative Convertible Preferred Stock of Occidental, the $3.875 Cumulative Convertible Voting Preferred Stock of Occidental and all other series of preferred stock of Occidental, if any, then outstanding have received their dividends, required sinking fund payments or liquidation preferences with respect to such stock, and, subject to the dividend restrictions referred to below under "Description of $3.00 Cumulative CXY-Indexed Convertible Preferred

Stock -- Dividends", "Description of $3.875 Cumulative Convertible Preferred Stock -- Dividends" and "Description of $3.875 Cumulative Convertible Voting Preferred Stock -- Dividends", the holders of Common Stock, par value $.20 per share (the "Common Stock"), of Occidental are entitled to receive such dividends, when, as and if declared by the Board of Directors (the "Board of Directors") of Occidental out of funds legally available therefor, and such liquidation distributions as may legally be paid. The Common Stock has no conversion rights and is not subject to redemption. The holders of Common Stock are entitled to one vote per share. Issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of Common Stock have no preemptive rights.

     The declaration of cash dividends is dependent upon current and projected earnings, the financial condition of Occidental and other factors. Occidental's ability to declare and pay cash dividends and make other distributions with respect to its capital stock, including the Common Stock, is limited by the provisions in various financing agreements and by applicable Delaware law. Under Delaware law, Occidental may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Delaware General Corporation Law, or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend or distribution is declared and/or the preceding fiscal year. No dividends or distributions may be declared, paid or made if Occidental is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene Occidental's Restated Certificate of Incorporation.

     Rights (as such term is hereinafter defined) were issued in respect of shares of Common Stock outstanding at the close of business on November 7, 1986, and similar rights have been, or will be, issued by Occidental in respect of shares of Common Stock issued by Occidental after such date, all as and to the extent set forth under the caption "Description of Rights" below.

     The Common Stock is listed and principally traded on the New York Stock Exchange and the Pacific Stock Exchange. The Common Stock is also listed on the Toronto Stock Exchange, the London Stock Exchange, the Tokyo Stock Exchange and on various other foreign exchanges. Chemical Mellon Shareholder Services, Ridgefield Park, New Jersey ("Chemical Mellon"), and Montreal Trust Company, Toronto, Ontario, Canada ("Montreal Trust"), are transfer agents and registrars for the Common Stock. The Common Stock may be presented for transfer at the offices of Chemical Mellon in Los Angeles and San Francisco, California, New York, New York, and Ridgefield Park, New Jersey, and at the office of Montreal Trust in Toronto.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Restated Certificate of Incorporation and By-laws of Occidental contain certain provisions which may have the effect of delaying, deferring or preventing a change of control of Occidental. The Restated Certificate of Incorporation of Occidental provides that the Board of Directors shall be divided into three classes, with directors serving three-year terms, and limits the ability of stockholders to change the number of directors. Special meetings of Occidental's stockholders may only be called by the Board of Directors or the Chairman of the Board of Directors, and any action required or permitted to be taken by the stockholders of Occidental must be effected at an annual or special meeting of stockholders of Occidental and may not be effected by any consent in writing of such stockholders. The By-laws of Occidental contain certain requirements concerning advance notice of (i) nominations by stockholders of persons for election to the Board of Directors and (ii) other matters introduced by stockholders at annual meetings. In addition, the Board of Directors has generally the authority, without further action by stockholders, to fix the relative powers, preferences and rights of the unissued shares of preferred stock of Occidental. Provisions which could discourage an unsolicited tender offer or takeover proposal, such as extraordinary voting, dividend, redemption or conversion rights, could be included in such preferred stock.

                             DESCRIPTION OF RIGHTS

     The following description summarizes certain provisions of the Rights Agreement, dated as of October 17, 1986 (the "Rights Agreement"), between Occidental Petroleum Corporation, a Delaware corporation

("Occidental"), and Chemical Bank, as successor Rights Agent (the "Rights Agent"). Such description is qualified in its entirety by reference to the Rights Agreement, a copy of which is available upon request from Occidental.

     Occidental issued one right in respect of each share of Common Stock, par value $.20 per share (the "Common Stock"), of Occidental outstanding at the close of business on November 7, 1986 (the "Record Date"), and similar rights (the term "Rights" as used hereinafter to include all such rights) have been, or will be, issued by Occidental in respect of each share of Common Stock issued by Occidental between the Record Date and the earliest of (i) the Distribution Date (as defined below), (ii) the time at which the Rights are redeemed as provided in the Rights Agreement, and (iii) the close of business on October 16, 1996.

     If and when the Rights become exercisable, each Right would then entitle the registered holder initially to purchase from Occidental a unit (a "Unit") consisting of one one-hundredth of a share of the Junior Participating Preferred Stock (the "Junior Participating Preferred Stock") of Occidental at a purchase price of $80 per Unit (the "Purchase Price") subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or shares of Common Stock having a value equal to the Purchase Price. The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 16, 1996, unless earlier redeemed by Occidental as described below.

     Subject to the right of the Board of Directors (the "Board of Directors") of Occidental to shorten or to lengthen any time period or to make other permitted changes under the Rights Agreement, the Distribution Date is the earlier of (i) the close of business on the tenth day after the Stock Acquisition Date (as defined below), and (ii) the close of business on the tenth business day after the commencement of a tender or exchange offer which would result in the offeror beneficially owning 30% or more of the shares of Common Stock then outstanding. The Stock Acquisition Date is the first date of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or generally obtained the right to acquire, beneficial ownership of 20% or more of the shares of Common Stock then outstanding.

     Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such certificates,
(ii) Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock evidenced by such certificate. As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date, and, thereafter, the separate rights certificates alone will evidence the Rights.

     In connection with the issuance or sale of shares of Common Stock after the Distribution Date and prior to the redemption or expiration of the Rights, Occidental (i) shall, with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or so issued upon the exercise, conversion or exchange of securities issued by Occidental after the date of the Rights Agreement, and (ii) may, in any other case, if deemed necessary or appropriate by the Board of Directors, issue Rights evidenced by rights certificates in connection with such issuance or sale; provided, however, that (a) no such Rights shall be issued if, and to the extent that, Occidental shall be advised by its counsel that such issuance would create a significant risk of material adverse tax consequences to Occidental or to the persons to whom such Rights would be issued, and (b) no such Rights shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

     In the event that, at any time following the Stock Acquisition Date, (i) Occidental is the surviving corporation in a merger or consolidation with an Acquiring Person and the shares of Common Stock are not changed, or (ii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement (the events described in clauses (i) and (ii) of this paragraph are referred to herein as "Flip-In Events"), each holder of a Right will thereafter have the right to receive, upon exercise thereof and in lieu of Units, Common Stock (or, under certain circumstances, other securities, cash or other assets of Occidental) having a current market price (as determined pursuant to the provisions of the Rights Agreement) equal to twice the Purchase Price. The Rights Agreement provides that, notwithstanding any of the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person, whether currently held by or on behalf of such Acquiring Person or certain transferees thereof, will become null and void. The Rights are not exercisable following the occurrence of any Flip-In Event until such time as the redemption period with respect to the Rights shall have expired.

     For example, at a Purchase Price of $80 per Right, and assuming that the current market price (as determined pursuant to the provisions of the Rights Agreement) per share of Common Stock was $30, each Right not beneficially owned by an Acquiring Person following a Flip-In Event would entitle its holder to purchase from Occidental 5.3 shares of Common Stock (or, under certain circumstances, other securities, cash or other assets of Occidental having comparable value as determined pursuant to the provisions of the Rights Agreement) for $80.

     In the event that, at any time following the Stock Acquisition Date, (i) Occidental is acquired in a merger or consolidation in which the shares of Common Stock are changed or exchanged, or (ii) 50% or more of Occidental's assets or earning power is sold or transferred (the events described in clauses
(i) and (ii) of this paragraph are referred to herein as "Flip-Over Events"), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof and in lieu of Units, capital stock, equity securities or other equity interests of the acquiring entity having a current market price (as determined pursuant to the provisions of the Rights Agreement) equal to twice the Purchase Price.

     Due to factors such as market price fluctuation, the actual value of any Common Stock (or other consideration) or of any capital stock, equity securities or other equity interests deliverable to each holder of a Right upon exercise of such Right after the occurrence of a Flip-In Event or a Flip-Over Event, as the case may be, may vary from the current market price determined pursuant to the provisions of the Rights Agreement.

     The Rights are subject to adjustment from time to time prior to the Distribution Date to prevent dilution in the event of a stock dividend or distribution on, or subdivision or combination of, the Common Stock. The Purchase Price payable, and the number of Units or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Junior Participating Preferred Stock or such other securities, (ii) if holders of the Junior Participating Preferred Stock or such other securities are granted certain rights, options or warrants to subscribe for Junior Participating Preferred Stock, such other securities or securities convertible or exchangeable into Junior Participating Preferred Stock or such other securities at less than the current market price (as determined pursuant to the provisions of the Rights Agreement) of the Junior Participating Preferred Stock or such other securities, or (iii) upon the distribution to holders of the Junior Participating Preferred Stock or such other securities of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights, options or warrants (other than those referred to above).

     No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units or fractional shares of Junior Participating Preferred Stock (other than Units) or other securities will be issued and, in lieu thereof, an adjustment will be made in cash as provided in the Rights Agreement.

     At any time until the close of business on the tenth day following the Stock Acquisition Date, Occidental may redeem the Rights in whole, but not in part, at a price of $.05 per Right. After the redemption period has expired, Occidental's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving Occidental. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights, as such, will be to receive the redemption price. Promptly after such action of the Board of Directors, Occidental will give notice by mail of such redemption to the Rights Agent and the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Occidental, including, without limitation, the right to vote or to receive dividends. Occidental believes that the issuance of the Rights will not be taxable to Occidental or its stockholders. Holders of shares of Common Stock may, however, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable. In addition, holders of securities convertible into or exercisable for shares of Common Stock who convert or exercise such securities after the Rights become exercisable may, depending upon the circumstances, recognize taxable income upon such conversion or exercise. In the event that the Distribution Date occurs, each holder of a Right and each holder of a security convertible into or exercisable for shares of Common Stock who contemplates converting or exercising such security is advised to consult his independent tax advisor.

     Other than those provisions relating to certain principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by Occidental prior to the Distribution Date without the approval of any holder of any shares of Common Stock or any other person. After the Distribution Date, the provisions of the Rights Agreement may be amended by Occidental, without the approval of any holder of any rights certificate or any other person, in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or, subject to certain limitations, to lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Junior Participating Preferred Stock will rank junior to all other series of Occidental's preferred stock, including the $3.00 Cumulative CXY-Indexed Convertible Preferred Stock, the $3.875 Cumulative Convertible Preferred Stock and the $3.875 Cumulative Convertible Voting Preferred Stock, with respect to declaration and payment of dividends and as to distribution of assets in liquidation, unless the terms of any such series shall provide otherwise. Each share of Junior Participating Preferred Stock will have a quarterly dividend rate per share equal to the greater of $5 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Junior Participating Preferred Stock will be redeemable, at Occidental's option, at a redemption price per share equal to the greater of $100 or 100 times the current per share market price (as determined pursuant to the provisions of the Rights Agreement) of the Common Stock, subject to certain adjustments. In the event of liquidation, the holders of the Junior Participating Preferred Stock will be entitled to receive a preferred liquidation payment per share of $100 or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments. Generally, each share of Junior Participating Preferred Stock will vote together with the Common Stock and any other series of preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Junior Participating Preferred Stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, redemption, voting and liquidation rights of the Junior Participating Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Junior Participating Preferred Stock's dividend, redemption, voting, liquidation and other rights, the value of the one one-hundredth of a share of Junior Participating Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

     The Rights may have certain anti-takeover effects. The Rights are designed to cause substantial dilution to any Acquiring Person that attempts to merge or consolidate with, or that takes certain other actions affecting, Occidental on terms not approved by the Board of Directors. Occidental does not believe that the Rights will interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by Occidental as provided above.

                         DESCRIPTION OF PREFERRED STOCK
    DESCRIPTION OF $3.00 CUMULATIVE CXY-INDEXED CONVERTIBLE PREFERRED STOCK

GENERAL

     The following summary of certain provisions of the $3.00 Cumulative CXY-Indexed Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Certificate of Designations, dated January 31, 1994 (the "Certificate of Designations"), relating to the Preferred Stock, a copy of which is available upon request from Occidental. Capitalized terms used in this description of the terms of the Preferred Stock and not defined herein shall have the meanings set forth in the Certificate of Designations.

     The Preferred Stock will, when issued, be fully paid and nonassessable. The transfer agent, registrar, redemption agent, conversion agent and dividend disbursing agent for shares of the Preferred Stock is Chemical Mellon Shareholder Services, Ridgefield Park, New Jersey.

DIVIDENDS

     Holders of the Preferred Stock are entitled to receive, when, as and if declared by Occidental's Board of Directors, out of Occidental's assets at the time legally available therefor, cumulative cash dividends at an annual rate of $3.00 per share of Preferred Stock, payable in arrears for the preceding calendar quarter on January 1, April 1, July 1 and October 1 of each year, commencing April 1, 1994. Each such dividend will be payable to holders of record as they appear on Occidental's stock register on such record dates, not more than 60 days nor less than 10 days preceding the payment dates thereof, as shall be fixed by Occidental's Board of Directors. Dividends will be cumulative from February 2, 1994. Dividends payable on each share of the Preferred Stock for each full quarterly dividend period during which such share was outstanding will be $0.75. Dividends payable on each share of the Preferred Stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     No dividends or other distributions (other than a dividend or distribution in Common Stock, par value $.20 per share (the "Occidental Common Stock"), of Occidental or in any other stock of Occidental ranking junior to the Preferred Stock as to dividends and upon the date of final distribution of assets upon any liquidation, dissolution or winding up of Occidental, whether voluntary or involuntary (a "Liquidation")) may be declared, made or paid or set apart for payment or distribution upon the Occidental Common Stock or upon any other stock of Occidental ranking junior to or on a parity with the Preferred Stock as to dividends, nor may any Occidental Common Stock or any other stock of Occidental ranking junior to or on a parity with the Preferred Stock as to dividends or upon Liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of such stock) by Occidental (except by conversion into or exchange for Occidental Common Stock or any other stock of Occidental ranking junior to the Preferred Stock as to dividends and upon Liquidation), unless full cumulative dividends on all outstanding shares of the Preferred Stock have been, or contemporaneously are, declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, for all dividend payment periods ending on or prior to the date of such declaration, payment, distribution, setting apart, making monies available, redemption, purchase or acquisition. Notwithstanding the foregoing, if full cumulative dividends have not been declared and paid on the Preferred Stock and any other preferred stock of Occidental ranking on a parity with the Preferred Stock as to dividends, partial dividends may be declared and paid on the Preferred Stock and such other preferred stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Preferred Stock and such other preferred stock bear to each other. These restrictions will not prevent Occidental from making contributions to, or purchasing capital stock in connection with, its employee benefit and dividend reinvestment plans or from redeeming Rights pursuant to the Rights

Agreement. Holders of shares of the Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments which may be in arrears.

     The foregoing restrictions on Occidental's ability to pay dividends or make distributions may not afford holders of Preferred Stock protection in the event of a highly-leveraged transaction, reorganization, recapitalization, restructuring or similar event involving Occidental that may adversely affect holders of the Preferred Stock.

     Occidental's ability to declare and pay cash dividends and make other distributions with respect to its capital stock, including the Preferred Stock, is limited by the provisions in various financing agreements and by applicable Delaware law. Under Delaware law, Occidental may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Delaware General Corporation Law, or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend or distribution is declared and/or the preceding fiscal year. No dividends or distributions may be declared, paid or made if Occidental is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene Occidental's Restated Certificate of Incorporation.

LIQUIDATION RIGHTS

     In the event of any Liquidation, the holders of the Preferred Stock will be entitled to receive and to be paid out of Occidental's assets available for distribution to its stockholders, before any payment or distribution of assets is made to holders of Occidental Common Stock or any other class or series of stock of Occidental ranking junior to the Preferred Stock upon such Liquidation, a liquidation preference in the amount of $50 per share of the Preferred Stock, plus accumulated and unpaid dividends to the date of final distribution to such holders of the Preferred Stock. If, upon any Liquidation, the amounts payable with respect to the liquidation preference of the Preferred Stock and any other shares of stock of Occidental ranking on a parity with the Preferred Stock upon such Liquidation are not paid in full, the holders of the Preferred Stock and of such other shares will share pro rata in the amounts payable or other property distributable with respect to such Liquidation so that the per share amounts to which holders of Preferred Stock and of such other shares are entitled will in all cases bear to each other the same ratio that the liquidation preferences of the Preferred Stock and such other stock bear to each other. After payment in full of the preferences upon Liquidation, the holders of the Preferred Stock will have no further right or claim to any of the remaining assets of Occidental. Neither the sale of all or substantially all of the property or business of Occidental (other than in connection with the winding up of its business), nor the merger or consolidation of Occidental into or with any other corporation, nor a merger of any other corporation with or into Occidental, will be deemed to be a Liquidation.

OPTIONAL REDEMPTION

     The Preferred Stock is not subject to any mandatory redemption, purchase, retirement or sinking fund. Prior to January 1, 1999, the Preferred Stock is not redeemable. At any time on or after January 1, 1999, the Preferred Stock is redeemable in whole or from time to time in part, at Occidental's option, upon not less than 30 days' notice nor more than 60 days' notice, during the twelve-month periods commencing on January 1 of the years indicated below at the following redemption prices per share, plus accumulated and unpaid dividends, if any, up to but excluding the date fixed for redemption:

                                              REDEMPTION
                                              PRICE PER
                YEAR                            SHARE
                ----                          ----------
                1999......................     $  51.50
                2000......................        51.20
                2001......................        50.90
                2002......................        50.60
                2003......................        50.30
                2004 and thereafter.......        50.00.

The aggregate redemption price paid to a holder of Preferred Stock will be the product of the aggregate number of shares of Preferred Stock redeemed from such holder and the per share redemption price, with such product being rounded to the nearer cent, with one-half cent rounded upward.

     In the event that fewer than all the outstanding shares of the Preferred Stock are to be redeemed, the shares to be redeemed will be determined by lot or pro rata or by any other method as may be determined by Occidental.

     From and after the applicable redemption date (unless default shall be made in providing money for the payment of the redemption price), dividends on the shares of the Preferred Stock to be redeemed on such redemption date shall cease to accumulate, said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of Occidental (except the right to receive the redemption price, without interest) will cease.

     If any dividends on the Preferred Stock are in arrears, no shares of the Preferred Stock will be redeemed unless all outstanding shares of the Preferred Stock are simultaneously redeemed.

     Holders of the Preferred Stock will have no right to require redemption of the Preferred Stock.

VOTING RIGHTS

     Holders of the Preferred Stock will have no voting rights except as set forth below or as otherwise from time to time required by law.

     If the equivalent of at least six full quarterly dividends (whether or not consecutive) payable on the Preferred Stock are in default, the number of directors of Occidental will be increased by two, effective as of the time of election of such directors, and the holders of the Preferred Stock (voting separately as a class with all other affected classes or series of preferred stock upon which like voting rights have been conferred and are exercisable), to the exclusion of the holders of Occidental Common Stock, will have the exclusive right to vote for and elect such additional directors at the next annual meeting of stockholders following the default or at any special meeting of stockholders called for such purpose. The voting rights of the holders of the Preferred Stock shall cease at such time as all dividends in default on the Preferred Stock have been paid or declared and set apart for payment. The term of office of all directors so elected will terminate immediately upon the termination of the rights of the holders of the Preferred Stock and such other preferred stock to vote for such two additional directors. Each such director so elected will serve until the next annual meeting and until his successor is elected, unless his term of office is terminated earlier as provided in the preceding sentence. Subject to certain limitations, Occidental shall call such a special meeting upon the written request therefor signed by the holders of at least 10% of all outstanding shares of the Preferred Stock.

     The affirmative vote or consent of the holders of at least 66 2/3% (or such higher percentage, if any, as may then be required by applicable law) of the outstanding Preferred Stock, voting separately as a class, will be required for the authorization or issuance of any class or series of stock of Occidental ranking senior to the Preferred Stock as to dividends or liquidation rights and for amendments to Occidental's certificate of incorporation affecting adversely the rights of holders of the Preferred Stock. In all cases set forth above, each share of Preferred Stock shall be entitled to one vote.

     Except as otherwise required by law or resolution of the Board of Directors, a class vote by the holders of the Preferred Stock shall not be required in connection with any other matter, including the authorization or issuance of shares of stock of Occidental that rank junior to, or on a parity with, the Preferred Stock, or which are undesignated as to ranking, as to dividends and upon Liquidation.

CONVERSION RIGHTS

     Each holder of shares of the Preferred Stock will have the right, at such holder's option, to convert all or a portion of the shares held, at any time or from time to time prior to the close of business on the date fixed for redemption of such shares (unless Occidental shall fail irrevocably to deposit or set aside the funds sufficient for such redemption) into a number of shares of Occidental Common Stock (calculated as to each conversion to the nearer 1/100th of a share, with .5/100 rounded upwards to 1/100) initially determined by multiplying (i) the Conversion Ratio (as defined below) by (ii) the aggregate number of shares of Preferred Stock being converted by the holder. No fractional shares of Occidental Common Stock or securities representing fractional shares of Occidental Common Stock will be issued upon conversion. Any fractional interest in a share of Occidental Common Stock resulting from conversion will be paid in cash based on the Closing Price of the Occidental Common Stock on the Trading Day immediately preceding the date of conversion. Under certain circumstances, as described below, the Preferred Stock may be convertible into shares of a Listed Common Stock other than the Occidental Common Stock, cash or a combination of cash and shares of such Listed Common Stock.

     The terms of conversion are subject to adjustment (under formulas set forth in the Certificate of Designations) in certain events, including: (i) the fixing by Canadian Occidental Petroleum Ltd. ("CanadianOxy") of a Determination Date with respect to the payment or making of a dividend or distribution on the common shares, no par value (the "CanadianOxy Common Shares"), of CanadianOxy exclusively in CanadianOxy Common Shares; (ii) the fixing by CanadianOxy of a Determination Date with respect to the making of a dividend or other distribution on the CanadianOxy Common Shares consisting exclusively of rights or warrants entitling the holders thereof to subscribe for or purchase, during a period not exceeding 45 days from the date of such dividend or other distribution, CanadianOxy Common Shares at a price per share less than the Closing Price of the CanadianOxy Common Shares; (iii) the subdivision or combination of the CanadianOxy Common Shares; (iv) the fixing by CanadianOxy of a Determination Date with respect to the making of a dividend or other distribution on the CanadianOxy Common Shares (other than those described above or in connection with a dissolution, liquidation or winding up (whether voluntary or involuntary) of CanadianOxy) consisting of evidences of its indebtedness, shares of any class of capital stock or other assets (excluding Regular Cash Dividends); (v) the consummation of certain tender or exchange offers (other than odd-lot tender offers) made by CanadianOxy or any subsidiary of CanadianOxy for all or any portion of the CanadianOxy Common Shares; and
(vi) an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or other transaction pursuant to which all or substantially all (as determined in good faith by Occidental's Board of Directors) of the CanadianOxy Common Shares are exchanged for, converted into, or acquired for, or constitute solely the right to receive cash, securities, property or other assets (other than a tender or exchange offer made by CanadianOxy or any subsidiary of CanadianOxy as described above). If any of the events for which such Determination Dates are fixed do not occur, the terms of conversion are subject to appropriate readjustment.

     If an event of the type described in clause (vi) of the foregoing paragraph occurs, then each holder of shares of Preferred Stock then outstanding will thereafter have the right, at such holder's option, to convert all or a portion of the shares held, at any time or from time to time prior to the close of business on the date fixed for redemption of such shares as provided in the Certificate of Designations (unless Occidental shall fail irrevocably to deposit or set aside the funds sufficient for such redemption), only into that number of fully paid and nonassessable shares of Occidental Common Stock equal to (subject to certain adjustments) the product of (i) the Share Factor in effect on the date on which such transaction becomes effective, and (ii) the Price Ratio in effect on the Conversion Date for such shares of Preferred Stock, assuming, for purposes of calculating such Price Ratio, that the Closing Price and the Market Price of one CanadianOxy Common Share, at all relevant times, is equal to the Fair Market Value, on the effective date of the transaction, of the cash, securities, property or other assets that a holder of one CanadianOxy Common Share would be entitled to receive in connection therewith; provided, however, that, notwithstanding the foregoing, if all or substantially all (as determined in good faith by Occidental's Board of Directors) of the CanadianOxy Common Shares are exchanged for, converted into, or acquired for, or constitute solely the right to receive, shares of one or more Listed Common Stocks issued by CanadianOxy or its successor, and all or substantially all (as determined in good faith by Occidental's Board of Directors) of the market value of the outstanding CanadianOxy Common Shares is represented by shares of one such Listed Common Stock, then conversion of the Preferred Stock will thereafter be indexed to such other Listed Common Stock, rather than the CanadianOxy Common Shares, and the Share Factor will be appropriately adjusted. If CanadianOxy Common Shares cease to be Listed Securities for any other reason, the number of shares of Occidental Common Stock into which the Preferred Stock will thereafter be convertible will be based on the Market

Price of one CanadianOxy Common Share at the time CanadianOxy Common Shares ceased to be Listed Securities.

     When the terms of conversion are adjusted as provided in the Certificate of
Designations: (i) Occidental will compute the adjustment and prepare a certificate signed by the Treasurer or an Assistant Treasurer of Occidental setting forth the adjusted terms of conversion and showing in reasonable detail the facts upon which such adjustment is based, and such certificate will be filed with the transfer agent for the Preferred Stock; and (ii) a notice stating that the terms of conversion have been adjusted and setting forth the adjusted terms of conversion will, as soon as practicable after Occidental has calculated such adjustment, be mailed by Occidental to all record holders of shares of Preferred Stock at their last addresses as they appear upon the stock transfer books of Occidental.

     If (i) all or substantially all (as determined in good faith by Occidental's Board of Directors) of the Occidental Common Stock is exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise), or (ii) Occidental Common Stock ceases to be a Listed Common Stock for any other reason, then each holder of shares of Preferred Stock then outstanding will thereafter have the right, at such holder's option, to convert all or a portion of the shares held, at any time or from time to time prior to the close of business on the date fixed for redemption of such shares as provided in the Certificate of Designations (unless Occidental shall fail irrevocably to deposit or set aside the funds sufficient for such redemption), into shares of a Listed Common Stock of Occidental or, in the case of an event of the type described in clause (i), the person formed by any consolidation or resulting from any such merger or which acquires all or substantially all of the Occidental Common Stock (the "Successor") or, if Occidental or the Successor so elects at the time of any such conversion or if shares of Listed Common Stock of Occidental or the Successor are not available, and subject to funds being legally available for such purpose under applicable law at the time of such conversion, into cash or any combination of cash and shares of such Listed Common Stock. If, pursuant to the foregoing sentence, the Preferred Stock becomes convertible into shares of Listed Common Stock other than the Occidental Common Stock, the terms of conversion (including the Day Prior Ratio and the Five Day Ratio) will thereafter be calculated by reference to Closing Prices of shares of such Listed Common Stock rather than shares of Occidental Common Stock and the same types of adjustments will be made to the terms of conversion for events relating to such Listed Common Stock as would have been made for events relating to the Occidental Common Stock.

     No adjustment in the Share Factor will be required unless the adjustment would require a change of at least l% in the Share Factor then in effect; provided, however, that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. In order to encourage conversion, Occidental may increase the Share Factor at any time or from time to time for any period of time (provided that, in the case of any adjustment that is not permanent, the period during which such increase is in effect is at least 20 business days).

     The holders of shares of Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares (except that holders of shares called for redemption on a redemption date between the record date and the dividend payment date will not be entitled to receive such dividend) on the corresponding dividend payment date notwithstanding the subsequent conversion thereof or Occidental's default in payment of the dividend due on that dividend payment date. However, shares of Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on any dividend payment date (except shares called for redemption on a redemption date during that period) must be accompanied by payment of an amount equal to the dividend payable on the shares on that dividend payment date. A holder of shares of Preferred Stock on a dividend payment record date who (or whose transferee) tenders any shares for conversion on a dividend payment date will receive the dividend payable by Occidental on Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion. Except as provided above, Occidental shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon conversion.

     At any time that Occidental lacks sufficient authorized and unissued shares of Occidental Common Stock to effect the conversion of all shares of outstanding Preferred Stock, Occidental may, to the extent of such insufficiency and subject to funds being legally available for such purpose under applicable law at the time of conversion, elect to deliver, in lieu of shares of Occidental Common Stock, cash in an amount equal to the product of (i) such number of shares of Occidental Common Stock as would otherwise be deliverable and (ii) the Market Price on the Conversion Date of one share of Occidental Common Stock.

     Occidental will not be obligated to issue any shares of Occidental Common Stock upon conversion of shares of Preferred Stock if, and only to the extent that, the aggregate par value of the shares of Occidental Common Stock deliverable upon such conversion would exceed the aggregate par value of the shares of Preferred Stock being converted by an amount greater than Occidental's surplus, as defined in the Delaware General Corporation Law.

     The following chart illustrates the impact of changes in the Market Price of CanadianOxy Common Shares, the Market Price of shares of Occidental Common Stock and the Currency Exchange Rate on the number of shares of Occidental Common Stock into which each share of Preferred Stock would be convertible. The table assumes that there are no adjustments to the terms of conversion as described above. The Market Prices, Currency Exchange Rates and Share Factor used are for illustrative purposes only, and there can be no assurance that actual Market Prices, Currency Exchange Rates or Share Factors will be within the ranges used below.

                                                                                                           (G)
                                                                                                     AGGREGATE MARKET
          MARKET PRICE OF ONE                                                          (F)           PRICE OF SHARES
        CANADIANOXY COMMON SHARE                                                 NUMBER OF SHARES     OF OCCIDENTAL
     ------------------------------                                               OF OCCIDENTAL        COMMON STOCK
                  (B)                           (D)                                COMMON STOCK       RECEIVED UPON
               CURRENCY                   MARKET PRICE OF                         RECEIVED UPON       CONVERSION OF
               EXCHANGE                     ONE SHARE OF                          CONVERSION OF        ONE SHARE OF
      (A)        RATE          (C)           OCCIDENTAL              (E)           ONE SHARE OF      PREFERRED STOCK
     CDN.$   (CDN.$/U.S.$)    U.S.$     COMMON STOCK (U.S.$)     SHARE FACTOR    PREFERRED STOCK         (U.S.$)
     ------  -------------    -----    ----------------------    ------------    ----------------    ----------------
(1)  37.50       1.250          30                20                  1.8              2.70                  54
(2)  56.25       1.250          45                20                  1.8              4.05                  81
(3)  18.75       1.250          15                20                  1.8              1.35                  27
(4)  37.50       1.250          30                30                  1.8              1.80                  54
(5)  37.50       1.250          30                10                  1.8              5.40                  54
(6)  37.50       1.875          20                20                  1.8              1.80                  36
(7)  37.50       0.625          60                20                  1.8              5.40                 108

---------------

c = a / b
f = (c / d) x e
g = d x f

(1) Base Case.

(2) Market Price of one CanadianOxy Common Share increases 50%.

(3) Market Price of one CanadianOxy Common Share decreases 50%.

(4) Market Price of one share of Occidental Common Stock increases 50%.

(5) Market Price of one share of Occidental Common Stock decreases 50%.

(6) Currency Exchange Rate increases 50%.

(7) Currency Exchange Rate decreases 50%.

     Unless otherwise specified, in any instance in which the Certificate of Designations requires that a mathematical calculation be performed, or makes reference to a fraction, the result obtained after performing such calculation, and any such fraction, will be expressed as a decimal and rounded to the nearer 1/1000th, with .5/1000 rounded upward to 1/1000.

CERTAIN DEFINITIONS

     As used herein, the following terms have the indicated meanings:

          "Closing Price" with respect to any security on any day shall mean the closing sale price, regular way, on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in each case on the principal United States (in the case of a security for which the principal trading market is in the United States) or Canadian (in the case of a security for which the principal trading market is in Canada) national securities exchange or quotation system on which such security is quoted or listed or admitted to trading, as the case may be, or, if not quoted or listed or admitted to trading on any United States or Canadian national securities exchange or quotation system, the average of the closing bid and asked prices of such security on the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similar generally accepted reporting service, or if not so available, in such manner as furnished by any NYSE member firm (in the case of a security for which the principal trading market is in the United States) or by any TSE member firm (in the case of a security for which the principal trading market is in Canada) selected from time to time by the Board of Directors for that purpose or a price determined in good faith by the Board of Directors and set forth in a resolution adopted by the Board of Directors. All Closing Prices denominated in Canadian Dollars shall be converted to United States Dollars based on the Currency Exchange Rate in effect on such day.

          "Conversion Date" shall mean the date on which certificates for shares of Convertible Preferred Stock shall have been surrendered for conversion in accordance with the Certificate of Designations.

          "Conversion Ratio" shall mean, as of any Conversion Date, the product of (i) the Price Ratio then in effect and (ii) the Share Factor then in effect, subject to adjustment under certain circumstances; provided, however, that during any Redemption Period, "Conversion Ratio" shall mean the Conversion Ratio in effect as of the first day of such Redemption Period.

          "Day Prior Ratio" shall mean, on any date (the "Calculation Date"), the amount determined by dividing (i) the Closing Price of one CanadianOxy Common Share, by (ii) the Closing Price of one share of Occidental Common Stock, in each case, on the first Trading Day with respect to both the CanadianOxy Common Shares and the Occidental Common Stock that immediately precedes the Calculation Date; provided, however, that if an event occurs with respect to the CanadianOxy Common Shares that would require an adjustment of the Share Factor pursuant to Section 6(c)(i), Section 6(c)(ii), Section 6(c)(iii) or Section 6(e)(i) of the Certificate of Designations, or if an event occurs with respect to the Occidental Common Stock that would require such an adjustment if such event had occurred with respect to the CanadianOxy Common Shares, and the Ex-Date in connection with such event occurs on or prior to the Calculation Date, then (i) if such adjustment is not, or, in the case of an event with respect to the Occidental Common Stock, would not have been, effective as of the Calculation Date, and such Trading Day occurs on or after such Ex-Date, then, for each such event with respect to the CanadianOxy Common Shares, the Closing Price of one CanadianOxy Common Share for such Trading Day shall be adjusted and, for each such event with respect to the Occidental Common Stock, the Closing Price of one share of Occidental Common Stock for such Trading Day shall be adjusted, in each case, by multiplying such Closing Price by the Share Factor that would be in effect on the Calculation Date if the Share Factor had been so adjusted (assuming that the Share Factor in effect without such adjustment is equal to one) and
     (ii) if such adjustment is, or, in the case of an event with respect to the Occidental Common Stock, would have been, effective as of the Calculation Date, and such Trading Day occurs prior to such Ex-Date, then, for each such event with respect to the CanadianOxy Common Shares, the Closing Price of one CanadianOxy Common Share for such Trading Day shall be adjusted and, for each such event with respect to the Occidental Common Stock, the Closing Price of one share of Occidental Common Stock for such Trading Day shall be adjusted, in each case, by multiplying such Closing Price by the Share Factor that would be in effect on the Calculation Date if the Share Factor had not been so adjusted (assuming that the Share Factor in effect with such adjustment is equal to one); provided, further, that if an event occurs with respect to the CanadianOxy Common Shares that would require an adjustment of the Conversion Ratio pursuant to Section 6(c)(iv) of the Certificate of Designations, or if an event occurs with respect to the Occidental Common Stock that would require such an adjustment if such event had occurred with respect to the CanadianOxy Common Shares, and the Ex-Date in connection with such event occurs on or prior to the Calculation Date, then (i) if such adjustment is not, or, in the case of an event with respect to the Occidental Common Stock, would not have been, effective as of the Calculation Date, and such Trading Day occurs on or after such Ex-Date, then, for each such event with respect to the CanadianOxy Common Shares, the Closing Price of one CanadianOxy Common Share for such Trading Day shall be adjusted and, for each such event with respect to the Occidental Common Stock, the Closing Price of one share of Occidental Common Stock for such Trading Day shall be adjusted, in each case, by adding to such Closing Price the Fair Market Value on the Determination Date of the portion of the Assets to be so distributed applicable to one CanadianOxy Common Share or one share of Occidental Common Stock, as the case may be, and (ii) if such adjustment is, or, in the case of an event with respect to the Occidental Common Stock, would have been, effective as of the Calculation Date, and such Trading Day occurs prior to such Ex-Date, then, for each such event with respect to the CanadianOxy Common Shares, the Closing Price of one CanadianOxy Common Share for such Trading Day shall be adjusted and, for each such event with respect to the Occidental Common Stock, the Closing Price of one share of Occidental Common Stock for such Trading Day shall be adjusted, in each case, by subtracting from such Closing Price the Fair Market Value on the Determination Date of the portion of the Assets to be so distributed applicable to one CanadianOxy Common Share or one share of Occidental Common Stock, as the case may be. If two or more events occur that, pursuant to clause (i) of either of the provisos to this definition, require adjustments to be made to either the Closing Price of one CanadianOxy Common Share or the Closing Price of one share of Occidental Common Stock on the Trading Day with respect to which the Day Prior Ratio is being calculated, and the Ex-Dates in connection with such events occur on or prior to such Trading Day, the adjustments for such events shall be made in the reverse of the order in which the Ex-Dates in connection with such events occurred. If two or more events occur that, pursuant to clause (ii) of either of the provisos to this definition, require adjustments to be made to either the Closing Price of one CanadianOxy Common Share or the Closing Price of one share of Occidental Common Stock on the Trading Day with respect to which the Day Prior Ratio is being calculated, and the Ex-Dates in connection with such events occur after such Trading Day, the adjustments for such events shall be made in the order in which the Ex-Dates in connection with such events occurred. If one or more events occur that, pursuant to clause (i) of either of the provisos to this definition, require adjustments to be made to either the Closing Price of one CanadianOxy Common Share or the Closing Price of one share of Occidental Common Stock on the Trading Day with respect to which the Day Prior Ratio is being calculated, and one or more events occur that, pursuant to clause (ii) of either of such provisos, require adjustments to be made to such Closing Price, the adjustments for such events shall be made in the order in which the Ex-Dates in connection with such events occurred.

          "Determination Date" shall mean (i) when used with respect to any dividend or other distribution, the date fixed for the determination of the holders of the security entitled to receive such dividend or distribution, or, if a dividend or distribution is paid or made without fixing such a date, the date of such dividend or distribution and (ii) when used with respect to any subdivision or combination of shares of a security, the day upon which such subdivision or combination becomes effective.

          "Ex-Date" shall mean (i) when used with respect to any dividend or distribution, the first date on which the security on which the dividend or distribution is payable trades regular way on the relevant exchange or in the relevant market without the right to receive such dividend or distribution, (ii) when used with respect to any subdivision or combination of shares of a security, the first date on which the security trades regular way on such exchange or in such market to reflect such subdivision or combination becoming effective, and (iii) when used with respect to any tender or exchange offer, the first date on which the security subject to such tender or exchange offer trades regular way on the relevant exchange or in the relevant market without the right to participate in such tender or exchange offer.

          "Extraordinary Cash Dividend" shall mean, with respect to any security, a cash dividend or cash distribution on such security (other than a dividend or distribution in connection with a liquidation, dissolution or winding up (whether voluntary or involuntary) of the issuer of such security)(the "Specified Dividend"), in an amount determined pursuant to the following sentence. If, upon the date prior to the date of the declaration (the "Declaration Date") with respect to the Specified Dividend, the aggregate per share amount of the Specified Dividend, together with the aggregate per share amounts of all cash dividends and cash distributions on such security with Ex-Dates occurring in the 360 consecutive day period ending on the date prior to the Ex-Date with respect to the Specified Dividend, exceeds 15% of the Market Price (which, in the case of a cash dividend or distribution denominated in Canadian Dollars, shall be denominated in Canadian dollars and calculated using Closing Prices converted to Canadian dollars based on the Currency Exchange Rate in effect on the day each such Closing Price is determined) of such security on the Trading Day prior to the Declaration Date with respect to the Specified Dividend, such excess shall be deemed to be an Extraordinary Cash Dividend.

          "Fair Market Value" shall mean (i) with respect to an asset other than cash or a Listed Security, the fair market value in United States Dollars (with foreign currencies converted into United States Dollars as specified in the Certificate of Designations) determined by the Board of Directors, whose determination shall be conclusive, and set forth in a resolution adopted by the Board of Directors, (ii) with respect to cash, the amount of such cash, converted to United States Dollars, and (iii) with respect to a Listed Security, the Market Price of such Listed Security. All calculations of Fair Market Value, whether determined on an aggregate or a per share basis, shall, if not otherwise specified by the Board of Directors of Occidental, be rounded to the nearer cent, with one-half cent rounded upward.

          "Five Day Ratio" shall mean, on any date, the amount determined by dividing (i) the Market Price of one CanadianOxy Common Share on such date by (ii) the Market Price of one share of Occidental Common Stock on such date. For purposes of computing the Five Day Ratio, the term "Trading Day", as used in the definition of "Market Price", shall mean a day that is a Trading Day with respect to both the CanadianOxy Common Shares and the Occidental Common Stock.

          "Listed Common Stock" shall mean common stock or common shares of a United States or Canadian corporation, as the case may be, that is listed, quoted or admitted to trading on any United States or Canadian national securities exchange, national quotation system or over-the-counter market.

          "Listed Security" shall mean a security that is listed, quoted or admitted to trading on any United States or Canadian national securities exchange, national quotation system or over-the-counter market.

          "Market Price" shall mean, with respect to any security on any date (the "Specified Date"), the average of the daily Closing Prices with respect to the security for the five consecutive Trading Days for such security ending on the second Trading Day that immediately precedes the Specified Date; provided, however, that if an event occurs that would require an adjustment of the Share Factor pursuant to Section 6(c)(i),
     Section 6(c)(ii), Section 6(c)(iii) or Section 6(e)(i) of the Certificate of Designations if all references therein to "CanadianOxy Common Shares" were deemed to be references to such security and all references therein to "CanadianOxy" were deemed to be references to the issuer of such security, and the Ex-Date in connection with such event occurs on or prior to the Specified Date, then (i) if such adjustment would not have been effective as of the Specified Date, then, for each such event, the Closing Price for each such Trading Day on and after such Ex-Date shall be adjusted by multiplying such Closing Price by the Share Factor that would be in effect on the Specified Date if the Share Factor had been so adjusted (assuming that the Share Factor in effect without such adjustment is equal to one) and (ii) if such adjustment would have been effective as of the Specified Date, then, for each such event, the Closing Price for each such Trading Day prior to such Ex-Date shall be adjusted by multiplying such Closing Price by the Share Factor that would be in effect on the Specified Date if the Share Factor had not been so adjusted (assuming that the Share Factor in effect with such adjustment is equal to one); provided, further, that if an event occurs that would require an adjustment of the Conversion Ratio pursuant to Section 6(c)(iv) of the Certificate of Designations if all references therein to "CanadianOxy Common Shares" were deemed to be references to such security and all references therein to "CanadianOxy" were deemed to be references to the issuer of such security, and the Ex-Date in connection with such event occurs on or prior to the Specified Date, then (i) if such adjustment would not have been effective as of the Specified Date, then, for each such event, the Closing Price for each such Trading Day on and after such Ex-Date shall be adjusted by adding to such Closing Price the Fair Market Value on the Determination Date of the portion of the Assets to be so distributed applicable to one share of such security and (ii) if such adjustment would have been effective as of the Specified Date, then, for each such event, the Closing Price for each such Trading Day prior to such Ex-Date shall be adjusted by subtracting from such Closing Price the Fair Market Value on the Determination Date of the portion of the Assets to be so distributed applicable to one share of such security; provided, further, that, from and after the second Trading Day for such security that immediately succeeds the last Trading Day for such security on which such security was a Listed Security, the Market Price shall be determined by reference to the five consecutive Trading Days for such security ending on the last Trading Day for such security on which the security was a Listed Security. If two or more events occur that, pursuant to clause (i) of either of the first two provisos to this definition, require adjustments to be made to any Closing Price on one of the five consecutive Trading Days with respect to which Market Price is being calculated, and the Ex-Dates in connection with such events occur on or prior to the Trading Day for such Closing Price, the adjustments for such events shall be made in the reverse of the order in which the Ex-Dates in connection with such events occurred. If two or more events occur that, pursuant to clause (ii) of either of the first two provisos to this definition, require adjustments to be made to any Closing Price on one of the five consecutive Trading Days with respect to which Market Price is being calculated, and the Ex-Dates in connection with such events occur after the Trading Day for such Closing Price, the adjustments for such events shall be made in the order in which the Ex-Dates in connection with such events occurred. If one or more events occur that, pursuant to clause (i) of either of the first two provisos to this definition, require adjustments to be made to any Closing Price on one of the five consecutive Trading Days with respect to which Market Price is being calculated, and one or more events occur that, pursuant to clause
     (ii) of either of such provisos, require adjustments to be made to such Closing Price, the adjustments for such events shall be made in the order in which the Ex-Dates in connection with such events occurred.

          "Price Ratio" shall mean (i) as of any date during a Redemption Period, either (x) the Five Day Ratio as of the first day of such Redemption Period or (y) if the Day Prior Ratio as of the first day of such Redemption Period is greater than the product of 1.05 times such Five Day Ratio, such Day Prior Ratio; and (ii) as of any date outside of a Redemption Period, either (x) the Five Day Ratio as of such day or (y) if the Day Prior Ratio as of such day is less than the product of 0.95 times the Five Day Ratio as of such day, such Day Prior Ratio.

          "Redemption Period" shall mean the period of time from and including
     (x) the date on which Occidental gives a redemption notice to the holders of record of shares of Preferred Stock, to and including (y) the date fixed for redemption in the redemption notice.

          "Share Factor" shall mean 1.766 until such Share Factor is adjusted in accordance with the provisions of the Certificate of Designations and thereafter shall mean the Share Factor in effect from time to time as so adjusted.

          "Trading Day" shall mean, with respect to any security, (w) if the principal trading market for the applicable security is in the United States and such security is listed or admitted for trading on the NYSE or another United States national securities exchange, a day on which the NYSE or such other United States national securities exchange is open for business, (x) if the principal trading market for the applicable security is in Canada and such security is listed or admitted for trading on the TSE or another Canadian national securities exchange, a day on which the TSE or such other Canadian national securities exchange is open for business, (y) if the principal trading market for the applicable security is in the United States and such security is quoted on the Nasdaq National Market ("NNM"), a day on which a trade may be made on the NNM or (z) if the applicable security is not listed, admitted for trading or quoted as provided in the foregoing clauses (w), (x) and (y), any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York, in the case of a United States issuer, or in the Province of Ontario, Canada, in the case of a Canadian issuer, are authorized or obligated by law or executive order to close.

PRICE RANGE OF PREFERRED STOCK

     The Preferred Stock is listed and principally traded on the NYSE. The following table sets forth the high and low sales prices on the NYSE for the Preferred Stock for the periods indicated, as reported in published financial sources.

    FISCAL YEAR                                                       HIGH           LOW
    -----------                                                     --------       -------
    1994:
         Quarter Ended March 31, 1994.............................  $ 50.250       $47.250
         Quarter Ended June 30, 1994..............................    29.000        22.000
         Quarter Ended September 30, 1994.........................    30.500        24.250
         Quarter Ended December 31, 1994..........................    34.125        29.500
    1995:
         Quarter Ended March 31, 1995.............................  $112.800       $30.625
         Quarter Ended June 30, 1995..............................    45.750        35.750
         Quarter Ended September 30, 1995.........................    45.250        40.750
         Quarter Ending December 31, 1995 (through October 31,
           1995)..................................................    42.625        37.000

          DESCRIPTION OF $3.875 CUMULATIVE CONVERTIBLE PREFERRED STOCK

GENERAL

     The following summary of certain provisions of the $3.875 Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Certificate of Designations, dated February 16, 1993 (the "Certificate of Designations"), relating to the Preferred Stock, a copy of which is available upon request from Occidental. Capitalized terms used in this description of the terms of the Preferred Stock and not defined herein shall have the meanings set forth in the Certificate of Designations.

     The Preferred Stock will, when issued, be fully paid and nonassessable. The transfer agent, registrar, redemption agent, conversion agent and dividend disbursing agent for shares of the Preferred Stock is Chemical Mellon Shareholder Services, Ridgefield Park, New Jersey.

DIVIDENDS

     Holders of the Preferred Stock are entitled to receive, when, as and if declared by Occidental's Board of Directors, out of Occidental's assets at the time legally available therefor, cumulative cash dividends at an annual rate of $3.875 per share of Preferred Stock, payable in arrears for the preceding calendar quarter on January 1, April 1, July 1 and October 1 of each year. Each such dividend will be payable to holders of record as they appear on Occidental's stock register on such record dates, not more than 60 days nor less than 10 days preceding the payment dates thereof, as shall be fixed by Occidental's Board of Directors. Dividends payable on each share of the Preferred Stock for each full quarterly dividend period during which such share was outstanding shall be $.96875. Dividends payable on the Preferred Stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     No dividends or distributions (other than a dividend or distribution in Common Stock, par value $.20 per share (the "Common Stock"), of Occidental or in any other stock of Occidental ranking junior to the Preferred Stock as to dividends and upon the date of final distribution of assets upon any liquidation, dissolution or winding up of Occidental, whether voluntary or involuntary (a "Liquidation")) may be declared, made or paid or set apart for payment upon the Common Stock or upon any other stock of Occidental ranking junior to or on a parity with the Preferred Stock as to dividends, nor may any Common Stock or any other stock of Occidental ranking junior to or on a parity with the Preferred Stock as to dividends or upon Liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by Occidental (except by conversion into or exchange for Common Stock or any other stock of Occidental ranking junior to the Preferred Stock as to dividends and upon Liquidation) unless full cumulative dividends on all outstanding shares of the Preferred Stock have been, or contemporaneously are, declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, for all dividend payment periods terminating on or prior to the date of such declaration, payment, distribution, setting apart, making monies available, redemption, purchase or acquisition. Notwithstanding the foregoing, if full cumulative dividends have not been declared and paid on the Preferred Stock and any other preferred stock ranking on a parity with the Preferred Stock as to dividends, partial dividends may be declared and paid on the Preferred Stock and such other preferred stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared and paid per share on the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Preferred Stock and such other preferred stock bear to each other. These restrictions will not prevent Occidental from making contributions to, or purchasing capital stock in connection with, its employee benefit and dividend reinvestment plans or from redeeming Rights pursuant to the Rights Agreement. Holders of shares of the Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments which may be in arrears.

     The foregoing restrictions on Occidental's ability to pay dividends or make distributions may not afford holders of Preferred Stock protection in the event of a highly-leveraged transaction, reorganization, recapitalization, restructuring or similar event involving Occidental that may adversely affect holders of the Preferred Stock.

     The declaration of cash dividends is dependent upon current and projected earnings, the financial condition of Occidental and other factors. Occidental's ability to declare and pay cash dividends and make other distributions with respect to its capital stock, including the Preferred Stock, is limited by the provisions in various financing agreements and by applicable Delaware law. Under Delaware law, Occidental may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Delaware General Corporation Law, or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend or distribution is declared and/or the preceding fiscal year. No dividends or distributions may be declared, paid or made if Occidental is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene Occidental's Restated Certificate of Incorporation.

LIQUIDATION RIGHTS

     In the event of any Liquidation, the holders of the Preferred Stock will be entitled to receive and to be paid out of Occidental's assets available for distribution to its stockholders, before any payment or distribution of assets is made to holders of Common Stock or any other class or series of stock of Occidental ranking junior to the Preferred Stock upon such Liquidation, a liquidation preference in the amount of $50 per share of the Preferred Stock plus accumulated and unpaid dividends to the date of final distribution to such holders of the Preferred Stock. If, upon any Liquidation, the amounts payable with respect to the liquidation preference of the Preferred Stock and any other shares of stock of Occidental ranking on a parity with the Preferred Stock upon such Liquidation are not paid in full, the holders of the Preferred Stock and of such other shares will share pro rata in the amounts payable or other property distributable with respect to such Liquidation so that the per share amounts to which holders of Preferred Stock and of such other shares are entitled will in all cases bear to each other the same ratio that the liquidation preferences of the Preferred Stock and such other stock bear to each other. After payment in full of the preferences upon Liquidation, the holders of the Preferred Stock will have no further right or claim to any of the remaining assets of Occidental. Neither the sale of all or substantially all of the property or business of Occidental (other than in connection with the winding up of its business), nor the merger or consolidation of Occidental into or with any other corporation, nor a merger of any other corporation with or into Occidental, will be deemed to be a Liquidation.

OPTIONAL REDEMPTION

     The Preferred Stock is not subject to any mandatory redemption, purchase, retirement or sinking fund. Prior to February 18, 1998, the Preferred Stock is not redeemable. At any time on or after February 18, 1998, the Preferred Stock is redeemable in whole or from time to time in part, at Occidental's option, upon not less than 30 days' notice nor more than 60 days' notice, during the twelve-month periods commencing on February 18 of the years indicated below at the following redemption prices per share, plus accumulated and unpaid dividends, if any, up to but excluding the date fixed for redemption:

                                                                    REDEMPTION
                                                                    PRICE PER
                YEAR                                                  SHARE
                ----                                                ----------
                1998..............................................   $51.9375
                1999..............................................    51.5500
                2000..............................................    51.1625
                2001..............................................    50.7750
                2002..............................................    50.3875
                2003 and thereafter...............................    50.0000.

     In the event that fewer than all the outstanding shares of the Preferred Stock are to be redeemed, the shares to be redeemed will be determined by lot or pro rata or by any other method as may be determined by Occidental.

     From and after the applicable redemption date (unless default shall be made in providing money for the payment of the redemption price), dividends on the shares of the Preferred Stock to be redeemed on such redemption date shall cease to accrue, said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of Occidental (except the right to receive the redemption price) will cease.

     If any dividends on the Preferred Stock are in arrears, no shares of the Preferred Stock will be redeemed unless all outstanding shares of the Preferred Stock are simultaneously redeemed.

     Holders of the Preferred Stock will have no right to require redemption of the Preferred Stock.

VOTING RIGHTS

     Holders of the Preferred Stock will have no voting rights except as set forth below or as otherwise from time to time required by law.

     If the equivalent of at least six full quarterly dividends (whether or not consecutive) payable on the Preferred Stock are in default, the number of directors of Occidental will be increased by two, effective as of the time of election of such directors, and the holders of the Preferred Stock (voting separately as a class with all other affected classes or series of preferred stock upon which like voting rights have been conferred and are exercisable), to the exclusion of the holders of Common Stock, will have the exclusive right to vote for and elect such additional directors at the next annual meeting of stockholders following the default or at any special meeting of stockholders called for such purpose. The voting rights of the holders of the Preferred Stock shall cease at such time as all dividends in default on the Preferred Stock have been paid or declared and set apart for payment. The term of office of all directors so elected will terminate immediately upon the termination of the rights of the holders of the Preferred Stock and such other preferred stock to vote for such two additional directors. Each such director so elected will serve until the next annual meeting and until his successor is elected, unless his term of office is terminated earlier as provided in the preceding sentence. Subject to certain limitations, Occidental shall call such a special meeting upon the written request therefor signed by the holders of at least 10% of all outstanding shares of the Preferred Stock.

     The affirmative vote or consent of the holders of at least 66 2/3% (or such higher percentage, if any, as may then be required by applicable law) of the outstanding Preferred Stock, voting separately as a class, will be required for the issuance of any class or series of stock of Occidental ranking senior to the Preferred Stock as to dividends or liquidation rights and for amendments to Occidental's certificate of incorporation affecting adversely the rights of holders of the Preferred Stock. In all such cases each share of the Preferred Stock shall be entitled to one vote.

     Except as otherwise required by law or resolution of the Board of Directors, a class vote by the holders of the Preferred Stock shall not be required in connection with any other matter, including the authorization or issuance of shares of stock of Occidental that rank junior to, or on a parity with, the Preferred Stock, or which are undesignated as to ranking, as to dividends and upon Liquidation.

CONVERSION RIGHTS

     All or a portion of the shares held of the Preferred Stock is convertible at the option of the holder thereof into such number of whole shares of Common Stock as is equal to the aggregate liquidation preference of shares of Preferred Stock surrendered for conversion divided by the Conversion Price, initially $22.76, subject to adjustment as described below (except that a share of Preferred Stock called for redemption will be convertible up to and including but not after the close of business on the date fixed for redemption, unless Occidental defaults in the payment of the amount payable upon redemption).

     No fractional shares of Common Stock or securities representing fractional shares of Common Stock will be issued upon conversion. Any fractional interest in a share of Common Stock resulting from conversion will be paid in cash based on the reported last sale price of the Common Stock at the close of business on the Trading Day next preceding the date of conversion.

     The Conversion Price is subject to adjustment (under formulas set forth in the Certificate of Designations) in certain events, including: the issuance of Common Stock as a dividend or distribution on the Common Stock; subdivisions and combinations of the Common Stock; the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock, during a period not exceeding 45 days from the date of issuance, at less than the then Current Market Price; and the distribution to all holders of Common Stock (other than in connection with a Liquidation) of capital stock (other than Common Stock) or evidences of indebtedness of Occidental or assets (excluding cash dividends or distributions other than any Extraordinary Cash Dividend) or rights or warrants to subscribe for or purchase any of its securities (excluding those rights or warrants referred to above).

     If any Fundamental Change (as defined below) occurs, then appropriate provision shall be made so that the holder of each share of Preferred Stock then outstanding shall have the right thereafter to convert such share only into (x) in the case of a Non-Stock Fundamental Change (as defined below) and subject to funds being legally available for such purpose under applicable law at the time of such conversion, the kind and amount of the securities, cash or other property receivable upon such Non-Stock Fundamental Change by a holder of the number of shares of Common Stock issuable upon conversion of such share of Preferred Stock immediately prior to such Non-Stock Fundamental Change, after giving effect to any adjustment in the conversion price in accordance with clause (i) of the second following paragraph, and (y) in the case of a Common Stock Fundamental Change (as defined below), common stock of the kind received by holders of Common Stock as a result of such Common Stock Fundamental Change in an amount determined in accordance with clause (ii) of the second following paragraph. The company formed by a consolidation or resulting from a merger that constitutes a Fundamental Change or which acquires Occidental's shares in any transaction that constitutes a Fundamental Change, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent document to establish such right. Such certificate or articles of incorporation or other constituent document shall provide for adjustments which, for events subsequent to the effective date of such provisions, shall be as nearly equivalent as practical to the relevant adjustments provided for in
Section 6 of the Certificate of Designations.

     The term "Fundamental Change" means the occurrence of any transaction or event pursuant to which all or substantially all of the Common Stock is exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise); provided, however, that, in the case of a plan involving more than one such transaction or event, for purposes of adjustment of the Conversion Price, a Fundamental Change will be deemed to have occurred when substantially all of the Common Stock has been exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of Common Stock received in the transaction or event as a result of which more than 50% of the Common Stock was exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash, securities, property or other assets; and provided, further, that the term "Fundamental

Change" does not include (i) a change in par value, or from par value to no par value, or from no par value to par value, or a subdivision or combination of the Common Stock, (ii) any transaction or event in which Occidental and/or any of its subsidiaries are the issuers of all the cash, securities, property or other assets exchanged, acquired or otherwise issued in such transaction or event, or
(iii) any transaction or event in which the holders of Common Stock receive securities of an issuer other than Occidental if, immediately following the transaction or event, such holders hold a majority of the securities having the power to vote normally in the election of directors (or persons holding an equivalent position) of such other issuer outstanding immediately following such transaction or other event.

     If any Fundamental Change occurs, the Conversion Price in effect will be adjusted immediately after that Fundamental Change as follows:

          (i) in the case of a Non-Stock Fundamental Change, the Conversion Price of the shares of Preferred Stock will be the lower of (A) the Conversion Price in effect immediately prior to such Non-Stock Fundamental Change (after giving effect to any other adjustments made prior to such Non-Stock Fundamental Change) and (B) the product of (1) the greater of the Applicable Price (as defined below) and the Reference Market Price (as defined below) and (2) a fraction, the numerator of which is $50 and the denominator of which is the amount at which one share of Preferred Stock would be redeemed by Occidental if the redemption date were the date of the Non-Stock Fundamental Change (the denominator being the sum of (y) the redemption price set forth in the table under the caption "Optional Redemption" above or, for the 12-month periods commencing February 18, 1993, 1994, 1995, 1996 and 1997, $53.8750, $53.4875, $53.1000, $52.7125 and
     $52.3250, respectively, and (z) any accumulated and unpaid dividends on the Preferred Stock); and

          (ii) in the case of a Common Stock Fundamental Change, the Conversion Price of the shares of Preferred Stock immediately following the Common Stock Fundamental Change will be the Conversion Price in effect immediately prior to the Common Stock Fundamental Change multiplied by a fraction, the numerator of which is the Purchaser Stock Price (as defined below) and the denominator of which is the Applicable Price; provided, however, that, in the event of a Common Stock Fundamental Change in which (A) 100% by value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party (and cash, if any, paid with respect to any fractional interests in that common stock resulting from the Common Stock Fundamental Change) and (B) all of the Common Stock shall have been exchanged for, converted into or acquired for, common stock of such successor, acquiror or other third party (and cash, if any, with respect to fractional interests), the Conversion Price of the shares of Preferred Stock immediately following the Common Stock Fundamental Change shall be the Conversion Price in effect immediately prior to the Common Stock Fundamental Change divided by the number of shares of common stock of such successor, acquiror, or other third party received by a holder of one share of Common Stock as a result of the Common Stock Fundamental Change.

     Depending upon whether the Fundamental Change is a Non-Stock Fundamental Change or a Common Stock Fundamental Change, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Fundamental Change, the holder has the right to convert shares of Preferred Stock into the kind and amount of shares of stock and other securities or property or assets (including cash), except as otherwise provided above, as is determined by the number of shares of Common Stock receivable upon conversion at the Conversion Price as adjusted in accordance with clause (i) of the preceding paragraph. However, in the event of a Common Stock Fundamental Change in which less than 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party, a holder of a share of Preferred Stock who converts such shares following the Common Stock Fundamental Change will receive consideration in the form of such common stock only, whereas a holder who converted such share prior to the Common Stock Fundamental Change received consideration in the form of such common stock as well as any other securities or assets (which may include cash) issuable upon conversion of such share of Preferred Stock immediately prior to such Common Stock Fundamental Change.

     The term "Applicable Price" means (i) in the event of a Non-Stock Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by a holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the Closing Prices for one share of the Common Stock (determined as provided in the Certificate of Designations) during the ten Trading Days immediately prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change or, if there is no such record date, prior to the date on which the holders of the Common Stock will have the right to receive such cash, securities, property or other assets.

     The term "Common Stock Fundamental Change" means any Fundamental Change in which more than 50% of the value (as determined in good faith by Occidental's Board of Directors) of the consideration received by holders of Common Stock consists of common stock that, for the ten Trading Days immediately prior to such Fundamental Change, has been admitted for listing on a national securities exchange or quoted on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System; provided, however, that a Fundamental Change will not be a Common Stock Fundamental Change unless either
(i) Occidental continues to exist after the occurrence of such Fundamental Change and the outstanding shares of Preferred Stock continue to exist as outstanding shares of Preferred Stock, or (ii) not later than the occurrence of such Fundamental Change, the outstanding shares of Preferred Stock are converted into or exchanged for shares of convertible preferred stock of a corporation succeeding to the business of Occidental, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Preferred Stock.

     The term "Non-Stock Fundamental Change" means any Fundamental Change other than a Common Stock Fundamental Change.

     The term "Purchaser Stock Price" means, with respect to any Common Stock Fundamental Change, the average of the Closing Prices for one share of the common stock received by holders of Common Stock in such Common Stock Fundamental Change during the ten Trading Days immediately prior to the record date for the determination of the holders of Common Stock entitled to receive such common stock or, if there is no such record date, prior to the date upon which the holders of the Common Stock shall have the right to receive such common stock.

     The term "Reference Market Price" will initially mean $12.33, and, in the event of any adjustment to the Conversion Price other than as a result of a Fundamental Change, the Reference Market Price will also be adjusted so that the ratio of the Reference Market Price to the Conversion Price after giving effect to any such adjustment shall always be equal to 0.5417.

     No adjustment in the Conversion Price will be required unless the adjustment would require a change of at least 1% in the Conversion Price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Occidental reserves the right to reduce the Conversion Price at any time or from time to time for any period of time (provided that, in the case of any adjustment that is not permanent, the period during which such reduction is in effect is at least 20 business days). Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

     The holders of shares of Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares (except that holders of shares called for redemption on a redemption date between the record date and the dividend payment date will not be entitled to receive such dividend) on the corresponding dividend payment date notwithstanding the subsequent conversion thereof or Occidental's default in payment of the dividend due on that dividend payment date. However, shares of Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on any dividend payment date (except shares called for redemption on a redemption date during that period) must be accompanied by payment of an amount equal to the dividend payable on the shares on that dividend payment date. A holder of shares of

Preferred Stock on a dividend payment record date who (or whose transferee) tenders any shares for conversion on a dividend payment date will receive the dividend payable by Occidental on Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion. Except as provided above, Occidental shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon conversion.

RESTRICTION ON ALIENABILITY OF THE PREFERRED STOCK

     The Preferred Stock was issued by Occidental in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Preferred Stock and the Common Stock issuable upon conversion of the Preferred Stock were not registered under the Securities Act or any other securities laws in connection with such transaction and may not be offered, sold, or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto and, in each case, in compliance with the restrictive legend listing conditions for transfer set forth on each certificate evidencing shares of the Preferred Stock.

      DESCRIPTION OF $3.875 CUMULATIVE CONVERTIBLE VOTING PREFERRED STOCK

GENERAL

     The following summary of certain provisions of the $3.875 Cumulative Convertible Voting Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Certificate of Designations, dated December 22, 1994 (the "Certificate of Designations"), relating to the Preferred Stock, a copy of which is available upon request from Occidental. Capitalized terms used in this description of the terms of the Preferred Stock and not defined herein shall have the meanings set forth in the Certificate of Designations.

     The Preferred Stock will, when issued, be fully paid and nonassessable. The transfer agent, registrar, redemption agent, conversion agent and dividend disbursing agent for shares of the Preferred Stock is Chemical Mellon Shareholder Services, Ridgefield Park, New Jersey.

DIVIDENDS

     Holders of the Preferred Stock are entitled to receive, when, as and if declared by Occidental's Board of Directors, out of Occidental's assets at the time legally available therefor, cumulative cash dividends at an annual rate of $3.875 per share of Preferred Stock, payable in arrears for the preceding calendar quarter on January 1, April 1, July 1 and October 1 of each year. Each such dividend will be payable to holders of record as they appear on Occidental's stock register on such record dates, not more than 60 days nor less than 10 days preceding the payment dates thereof, as shall be fixed by Occidental's Board of Directors. Dividends payable on each share of the Preferred Stock for each full quarterly dividend period during which such share was outstanding shall be $.96875. Dividends payable on the Preferred Stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     No dividends or distributions (other than a dividend or distribution in Common Stock, par value $.20 per share (the "Common Stock"), of Occidental or in any other stock of Occidental ranking junior to the Preferred Stock as to dividends and upon the date of final distribution of assets upon any liquidation, dissolution or winding up of Occidental, whether voluntary or involuntary (a "Liquidation")) may be declared, made or paid or set apart for payment upon the Common Stock or upon any other stock of Occidental ranking junior to or on a parity with the Preferred Stock as to dividends, nor may any Common Stock or any other stock of Occidental ranking junior to or on a parity with the Preferred Stock as to dividends or upon Liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by Occidental (except by conversion into or exchange for Common Stock or any other stock of Occidental ranking junior to the Preferred Stock as to dividends and upon Liquidation) unless full cumulative dividends on all outstanding shares of the Preferred Stock have been, or contemporaneously are, declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, for all dividend payment periods terminating on or prior to the date of such declaration, payment, distribution, setting apart, making monies available, redemption, purchase or acquisition. Notwithstanding the foregoing, if full cumulative dividends have not been declared and paid on the Preferred Stock and any other preferred stock ranking on a parity with the Preferred Stock as to dividends, partial dividends may be declared and paid on the Preferred Stock and such other preferred stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Preferred Stock and such other preferred stock bear to each other. These restrictions will not prevent Occidental from making contributions to, or purchasing capital stock in connection with, its employee benefit and dividend reinvestment plans or from redeeming Rights pursuant to the Rights Agreement. Holders of shares of the Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments which may be in arrears.

     The foregoing restrictions on Occidental's ability to pay dividends or make distributions may not afford holders of Preferred Stock protection in the event of a highly-leveraged transaction, reorganization, recapitalization, restructuring or similar event involving Occidental that may adversely affect holders of the Preferred Stock.

     The declaration of cash dividends is dependent upon current and projected earnings, the financial condition of Occidental and other factors. Occidental's ability to declare and pay cash dividends and make other distributions with respect to its capital stock, including the Preferred Stock, is limited by the provisions in various financing agreements and by applicable Delaware law. Under Delaware law, Occidental may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Delaware General Corporation Law, or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend or distribution is declared and/or the preceding fiscal year. No dividends or distributions may be declared, paid or made if Occidental is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene Occidental's Restated Certificate of Incorporation.

LIQUIDATION RIGHTS

     In the event of any Liquidation, the holders of the Preferred Stock will be entitled to receive and to be paid out of Occidental's assets available for distribution to its stockholders, before any payment or distribution of assets is made to holders of Common Stock or any other class or series of stock of Occidental ranking junior to the Preferred Stock upon such Liquidation, a liquidation preference in the amount of $50 per share of the Preferred Stock plus accumulated and unpaid dividends to the date of final distribution to such holders of the Preferred Stock. If upon any Liquidation the amounts payable with respect to the liquidation preference of the Preferred Stock and any other shares of stock of Occidental ranking as to any such distribution on a parity with the Preferred Stock upon such Liquidation are not paid in full, the holders of the Preferred Stock and of such other shares will share pro rata in the amounts payable or other property distributable with respect to such Liquidation so that the per share amounts to which holders of Preferred Stock and of such other shares are entitled will in all cases bear to each other the same ratio that the liquidation preferences of the Preferred Stock and such other stock bear to each other. After payment in full of the preferences upon Liquidation, the holders of the Preferred Stock will have no further right or claim to any of the remaining assets of Occidental. Neither the sale of all or substantially all of the property or business of Occidental (other than in connection with the winding up of its business), nor the merger or consolidation of Occidental into or with any other corporation, nor the merger of any other corporation with or into Occidental, will be deemed to be a Liquidation.

OPTIONAL REDEMPTION

     The Preferred Stock is not subject to any mandatory redemption, purchase, retirement or sinking fund. Prior to February 18, 1998, the Preferred Stock is not redeemable. At any time on or after February 18, 1998, the Preferred Stock is redeemable in whole or from time to time in part, at Occidental's option, upon not less than 30 days' notice nor more than 60 days' notice, during the twelve-month periods commencing on February 18 of the years indicated below at the following redemption prices per share, plus accumulated and unpaid dividends, if any, up to but excluding the date fixed for redemption:

                                                                    REDEMPTION
                                                                    PRICE PER
                YEAR                                                  SHARE
                ----                                                ----------
                1998..............................................   $51.9375
                1999..............................................    51.5500
                2000..............................................    51.1625
                2001..............................................    50.7750
                2002..............................................    50.3875
                2003 and thereafter...............................    50.0000.

     In the event that fewer than all the outstanding shares of the Preferred Stock are to be redeemed, the shares to be redeemed will be determined by lot or pro rata or by any other method as may be determined by Occidental.

     From and after the applicable redemption date (unless default shall be made in providing money for the payment of the redemption price), dividends on the shares of the Preferred Stock to be redeemed on such redemption date shall cease to accrue, said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of Occidental (except the right to receive the redemption price) will cease.

     If any dividends on the Preferred Stock are in arrears, no shares of the Preferred Stock will be redeemed unless all outstanding shares of the Preferred Stock are simultaneously redeemed.

     Holders of the Preferred Stock will have no right to require redemption of the Preferred Stock.

VOTING RIGHTS

     Holders of the Preferred Stock (voting together with the Common Stock and all other classes or series of preferred stock upon which like voting rights have been conferred) will have the right to vote for the election of directors and for all other purposes. The holders of the Preferred Stock will have the additional voting rights referred to below and as otherwise required from time to time by applicable law. In connection with any right to vote, each such holder will be entitled to one vote per share.

     If the equivalent of at least six full quarterly dividends (whether or not consecutive) payable on the Preferred Stock are in default, the number of directors of Occidental will be increased by two, effective as of the time of election of such directors, and the holders of the Preferred Stock (voting separately as a class with all other affected classes or series of preferred stock upon which like voting rights have been conferred and are exercisable), to the exclusion of the holders of Common Stock, will have the exclusive right to vote for and elect such additional directors at the next annual meeting of stockholders following the default or at any special meeting of stockholders held for such purpose. The voting rights of the holders of the Preferred Stock shall be in addition to any other voting rights which such holders may have and shall cease at such time as all dividends in default on the Preferred Stock have been paid or declared and set apart for payment. The term of office of all directors so elected will terminate immediately upon the termination of the rights of the holders of the Preferred Stock and such other preferred stock to vote for such two additional directors. Each such director so elected will serve until the next annual meeting and until his successor is elected, unless his term of office is terminated earlier as provided in the preceding sentence. Subject to certain limitations, Occidental shall call such a special meeting upon the written request therefor signed by the holders of at least 10% of all outstanding shares of the Preferred Stock.

     The affirmative vote or consent of the holders of at least 66 2/3% (or such higher percentage, if any, as may then be required by applicable law) of the outstanding Preferred Stock, voting separately as a class, will be required for the issuance of any class or series of stock of Occidental ranking senior to the Preferred Stock as to dividends or liquidation rights and for amendments to Occidental's certificate of incorporation affecting adversely the rights of holders of the Preferred Stock.

     Except as otherwise required by law or resolution of the Board of Directors, a class vote by the holders of the Preferred Stock shall not be required in connection with any other matter, including the authorization or issuance of shares of stock of Occidental that rank junior to, or on a parity with, the Preferred Stock, or which are undesignated as to ranking, as to dividends and upon Liquidation.

CONVERSION RIGHTS

     All or a portion of the shares held of the Preferred Stock is convertible at the option of the holder thereof into such number of whole shares of Common Stock as is equal to the aggregate liquidation preference of shares of Preferred Stock surrendered for conversion divided by the Conversion Price, initially $22.76, subject to adjustment as described below (except that a share of Preferred Stock called for redemption will be convertible up to and including but not after the close of business on the date fixed for redemption, unless Occidental defaults in the payment of the amount payable upon redemption).

     No fractional shares of Common Stock or securities representing fractional shares of Common Stock will be issued upon conversion. Any fractional interest in a share of Common Stock resulting from conversion will be paid in cash based on the reported last sale price of the Common Stock at the close of business on the trading day next preceding the date of conversion.

     The Conversion Price is subject to adjustment (under formulas set forth in the Certificate of Designations) in certain events, including: the issuance of Common Stock as a dividend or distribution on the Common Stock; subdivisions and combinations of the Common Stock; the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock, during a period not exceeding 45 days from the date of issuance, at less than the then Current Market Price; and the distribution to all holders of Common Stock (other than in connection with a Liquidation) of capital stock (other than Common Stock) or evidences of indebtedness of Occidental or assets (excluding cash dividends or distributions other than any Extraordinary Cash Dividend) or rights or warrants to subscribe for or purchase any of its securities (excluding those rights or warrants referred to above).

     If any Fundamental Change (as defined below) occurs, then appropriate provision shall be made so that the holder of each share of Preferred Stock then outstanding shall have the right thereafter to convert such share only into (x) in the case of a Non-Stock Fundamental Change (as defined below) and subject to funds being legally available for such purpose under applicable law at the time of such conversion, the kind and amount of the securities, cash or other property receivable upon such Non-Stock Fundamental Change by a holder of the number of shares of Common Stock issuable upon conversion of such share of Preferred Stock immediately prior to such Non-Stock Fundamental Change, after giving effect to any adjustment in the Conversion Price in accordance with clause (i) of the second following paragraph, and (y) in the case of a Common Stock Fundamental Change (as defined below), common stock of the kind received by holders of Common Stock as a result of such Common Stock Fundamental Change, after giving effect to any adjustment in the Conversion Price in accordance with clause (ii) of the second following paragraph. The company formed by a consolidation or resulting from a merger that constitutes a Fundamental Change or which acquires Occidental's shares in any transaction that constitutes a Fundamental Change, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent document to establish such right. Such certificate or articles of incorporation or other constituent document shall provide for adjustments which, for events subsequent to the effective date of such provisions, shall be as nearly equivalent as practical to the relevant adjustments provided for in Section 6 of the Certificate of Designations.

     The term "Fundamental Change" means the occurrence of any transaction or event pursuant to which all or substantially all of the Common Stock is exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise); provided, however, that, in the case of a plan involving more than one such transaction or event, for purposes of adjustment of the Conversion Price, a Fundamental Change will be deemed to have occurred when substantially all of the Common Stock has been exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of Common Stock received in the transaction or event as a result of which more than 50% of the Common Stock was exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash, securities, property or other assets; and provided, further, that the term "Fundamental Change" does not include (i) a change in par value, or from par value to no par value, or from no par value to par value, or a subdivision or combination of the Common Stock, or (ii) for all purposes (other than the immediately preceding paragraph and any defined terms when used therein)(x) any transaction or event in which Occidental and/or any of its subsidiaries are the issuers of all the cash, securities, property or other assets exchanged, acquired or otherwise issued in such transaction or event, or (y) any transaction or event in which the holders of Common Stock receive securities of an issuer other than Occidental if, immediately following the transaction or event, such holders hold a majority of the securities having the power to vote normally in the election of directors (or persons holding an equivalent position) of such other issuer outstanding immediately following such transaction or other event.

     If any Fundamental Change occurs, the Conversion Price in effect will be adjusted immediately after that Fundamental Change as follows:

          (i) in the case of a Non-Stock Fundamental Change, the Conversion Price of the shares of Preferred Stock will be the lower of (A) the Conversion Price in effect immediately prior to such Non-Stock Fundamental Change (after giving effect to any other adjustments made prior to such Non-Stock Fundamental Change) and (B) the product of (1) the greater of the Applicable Price (as defined below) and the Reference Market Price (as defined below) and (2) a fraction, the numerator of which is $50 and the denominator of which is the amount at which one share of Preferred Stock would be redeemed by Occidental if the redemption date were the date of the Non-Stock Fundamental Change (the denominator being the sum of (y) the redemption price set forth in the table under the caption "Optional Redemption" above or, for the 12-month periods commencing February 18, 1994, 1995, 1996 and 1997, $53.4875, $53.1000, $52.7125 and $52.3250,
     respectively, and (z) any accumulated and unpaid dividends on the Preferred Stock); and

          (ii) in the case of a Common Stock Fundamental Change, the Conversion Price of the shares of Preferred Stock immediately following the Common Stock Fundamental Change will be the Conversion Price in effect immediately prior to the Common Stock Fundamental Change multiplied by a fraction, the numerator of which is the Purchaser Stock Price (as defined below) and the denominator of which is the Applicable Price; provided, however, that, in the event of a Common Stock Fundamental Change in which (A) 100% by value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party (and cash, if any, paid with respect to any fractional interests in that common stock resulting from the Common Stock Fundamental Change) and (B) all of the Common Stock shall have been exchanged for, converted into or acquired for, common stock of such successor, acquiror or other third party (and cash, if any, with respect to fractional interests), the Conversion Price of the shares of Preferred Stock immediately following the Common Stock Fundamental Change shall be the Conversion Price in effect immediately prior to the Common Stock Fundamental Change divided by the number of shares of common stock of such successor, acquiror, or other third party received by a holder of one share of Common Stock as a result of the Common Stock Fundamental Change.

     Depending upon whether the Fundamental Change is a Non-Stock Fundamental Change or a Common Stock Fundamental Change, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Fundamental Change, the holder has the right to convert shares of Preferred Stock into the kind and amount of shares of stock and other securities or property or assets (including cash), except as otherwise provided above, as is determined by the number of shares of Common Stock receivable upon conversion at the Conversion Price as adjusted in accordance with clause (i) of the preceding paragraph. However, in the event of a Common Stock Fundamental Change in which less than 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party, a holder of a share of Preferred Stock who converts such shares following the Common Stock

Fundamental Change will receive consideration in the form of such common stock only, whereas a holder who converted such share prior to the Common Stock Fundamental Change received consideration in the form of such common stock as well as any other securities or assets (which may include cash) issuable upon conversion of such share of Preferred Stock immediately prior to such Common Stock Fundamental Change.

     The term "Applicable Price" means (i) in the event of a Non-Stock Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by a holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the Closing Prices for one share of the Common Stock (determined as provided in the Certificate of Designations) during the ten Trading Days immediately prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change or, if there is no such record date, prior to the date on which the holders of the Common Stock will have the right to receive such cash, securities, property or other assets.

     The term "Common Stock Fundamental Change" means any Fundamental Change in which more than 50% of the value (as determined in good faith by Occidental's Board of Directors) of the consideration received by holders of Common Stock consists of common stock that, for the ten Trading Days immediately prior to such Fundamental Change, has been admitted for listing on a national securities exchange or quoted on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System; provided, however, that a Fundamental Change will not be a Common Stock Fundamental Change unless either
(i) Occidental continues to exist after the occurrence of such Fundamental Change and the outstanding shares of Preferred Stock continue to exist as outstanding shares of Preferred Stock, or (ii) not later than the occurrence of such Fundamental Change, the outstanding shares of Preferred Stock are converted into or exchanged for shares of convertible preferred stock of a corporation succeeding to the business of Occidental, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Preferred Stock.

     The term "Non-Stock Fundamental Change" means any Fundamental Change other than a Common Stock Fundamental Change.

     The term "Purchaser Stock Price" means, with respect to any Common Stock Fundamental Change, the average of the Closing Prices for one share of the common stock received by holders of Common Stock in such Common Stock Fundamental Change during the ten Trading Days immediately prior to the record date for the determination of the holders of Common Stock entitled to receive such common stock or, if there is no such record date, prior to the date upon which the holders of the Common Stock shall have the right to receive such common stock.

     The term "Reference Market Price" will initially mean $12.33, and, in the event of any adjustment to the Conversion Price other than as a result of a Fundamental Change, the Reference Market Price will also be adjusted so that the ratio of the Reference Market Price to the Conversion Price after giving effect to any such adjustment shall always be equal to 0.5417.

     No adjustment in the Conversion Price will be required unless the adjustment would require a change of at least 1% in the Conversion Price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Occidental reserves the right to reduce the Conversion Price at any time or from time to time for any period of time (provided that, in the case of any adjustment that is not permanent, the period during which such reduction is in effect is at least 20 business days). Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

     The holders of shares of Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares (except that holders of shares called for redemption on a redemption date between the record date and the dividend payment date will not be entitled to receive such dividend) on the corresponding dividend payment date notwithstanding the subsequent conversion thereof or Occidental's default in payment of the dividend due on that dividend payment date. However, shares of Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on any dividend payment date (except shares called for redemption on a redemption date during that period) must be accompanied by payment of an amount equal to the dividend payable on the shares on that dividend payment date. A holder of shares of Preferred Stock on a dividend payment record date who (or whose transferee) tenders any shares for conversion on a dividend payment date will receive the dividend payable by Occidental on Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion. Except as provided above, Occidental shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon conversion.

RESTRICTION ON ALIENABILITY OF THE PREFERRED STOCK

     The Preferred Stock was issued by Occidental in a private placement transaction, exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Preferred Stock and the Common Stock issuable upon conversion of the Preferred Stock were not registered under the Securities Act or any other securities laws in connection with such transaction and may not be offered, sold, or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto and, in each case, in compliance with the restrictive legend listing conditions for transfer set forth on each certificate evidencing shares of the Preferred Stock. In connection with such issuance of the Preferred Stock, Occidental granted to the initial holders thereof, upon the terms, and subject to the conditions, set forth in a registration rights agreement among Occidental and such holders, registration rights with respect to any shares of the Common Stock issuable upon conversion of any shares of the Preferred Stock.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OCCIDENTAL PETROLEUM CORPORATION



Date: November 1, 1995                    By:        Donald P. de Brier
                                             ________________________________
                                                     Donald P. de Brier
                                                 Executive Vice President,
                                               General Counsel and Secretary